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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendments No. 1)*



                         Savoir Technology Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                          (Title of Class Securities)


                                   80533W107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                    12/31/98
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

                               Page 1 of 12 pages

CUSIP No.  80533W107

         1. Name of Reporting Persons.

            I.R.S. Identification Nos. of above persons (entities only).

            Strome Susskind Investment Management, L.P.
            95-4450882

--------------------------------------------------------------------------------
         2. Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)
            (b)

--------------------------------------------------------------------------------
         3. SEC Use Only

--------------------------------------------------------------------------------
         4. Citizenship or Place of Organization            Delaware

--------------------------------------------------------------------------------

Number of                           5.  Sole Voting Power    0
Shares Bene-                        --------------------------------------------
ficially Owned                      6.  Shared Voting Power    1,184,109
by Each                             --------------------------------------------
Reporting                           7.  Sole Dispositive Power    0
Person With:                        --------------------------------------------
                                    8.  Shared Dispositive Power    1,184,109

--------------------------------------------------------------------------------

         9. Aggregate Amount Beneficially Owned by Each Reporting Person
            1,184,109

--------------------------------------------------------------------------------
         10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
         11. Percent of Class Represented by Amount in Row (9)       10.52%

--------------------------------------------------------------------------------
         12. Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

IA, PN

The shares reported herein include Common Stock (603,591 shares); Series A Preferred Stock (convertible into 387,012 shares of Common stock); and Warrants (convertible into 193,506 shares of Common Stock).

                               Page 2 of 12 pages

CUSIP No.  80533W107

         1.  Name of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             SSCO, Inc.
             95-4450883

--------------------------------------------------------------------------------
         2.  Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)
             (b)
--------------------------------------------------------------------------------
        3.      SEC Use Only

--------------------------------------------------------------------------------
         4.  Citizenship or Place of Organization           Delaware

--------------------------------------------------------------------------------

Number of                           5.  Sole Voting Power    0
Shares Bene-                        --------------------------------------------
ficially Owned                      6.  Shared Voting Power    1,184,109
by Each                             --------------------------------------------
Reporting                           7.  Sole Dispositive Power    0
Person With:                        --------------------------------------------
                                    8.  Shared Dispositive Power    1,184,109

--------------------------------------------------------------------------------
         9.  Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
             1,184,109

--------------------------------------------------------------------------------
         10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
         11. Percent of Class Represented by Amount in Row (9)       10.52%

--------------------------------------------------------------------------------
         12. Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

CO, OO (Control Person)

The shares reported herein include Common Stock (603,591 shares); Series A Preferred Stock (convertible into 387,012 shares of Common stock); and Warrants (convertible into 193,506 shares of Common Stock).

                               Page 3 of 12 pages

CUSIP No.  80533W107

         1.  Name of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Mark E. Strome

--------------------------------------------------------------------------------
         2.  Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)
             (b)
--------------------------------------------------------------------------------
         3.  SEC Use Only

--------------------------------------------------------------------------------
         4.  Citizenship or Place of Organization         United States

--------------------------------------------------------------------------------

Number of                           5.  Sole Voting Power    0
Shares Bene-                        --------------------------------------------
ficially Owned                      6.  Shared Voting Power    1,184,109
by Each                             --------------------------------------------
Reporting                           7.  Sole Dispositive Power    0
Person With:                        --------------------------------------------
                                    8.  Shared Dispositive Power    1,184,109

--------------------------------------------------------------------------------
         9.  Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
             1,184,109

--------------------------------------------------------------------------------
         10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
         11. Percent of Class Represented by Amount in Row (9)       10.52%

--------------------------------------------------------------------------------
         12. Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------

IN;OO (Control Person)

The shares reported herein include Common Stock (603,591 shares); Series A Preferred Stock (convertible into 387,012 shares of Common stock); and Warrants (convertible into 193,506 shares of Common Stock).

                               Page 4 of 12 pages

                                                              Page 5 of 12 pages

Item 1.

        (a)     Name of Issuer

                Savoir Technology Group, Inc.

        (b)     Address of Issuer's Principal Executive Offices

                254 E. Hacienda
                Campbell, CA  95088

Item 2.

        (a)     Name of Person Filing

                (i)      Strome Susskind Investment Management, L.P. ("SSIM")
                (ii)     SSCO, Inc. ("SSCO")
                (iii)    Mark E. Strome ("Strome")

        (b)     Address of Principal Business office or, if None,  Residence

                (i)      100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401
                (ii)     100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401
                (iii)    100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401

        (c)     Citizenship

                (i)      SSIM:  Delaware
                (ii)     SSCO:  Delaware
                (iii)    Strome:  United States

        (d)     Title of Class Securities

                Common Stock (including Series A Preferred Stock and Warrants convertible into Common Stock)

        (e)     CUSIP Number

                80533W107

                                                              Page 6 of 12 pages

Item 3. If this statement is filed pursuant to 240.13d-1(b),  or 240.13d-2(b) or
        (c), check whether the person filing is a:

        (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) [ ] Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

        (e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

        (f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(ii)(F).

        (g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

        (j) [X] Group in accordance with 240.13d-1(b)(ii)(J).

This statement is filed by Strome Susskind Investment Management, L.P., an investment adviser registered under the Investment Advisers Act of 1940, its control persons, SSCO, Inc., its sole general partner, and Mark E. Strome. (See, also, Exhibit A.)


Item 4. Ownership

        Common Stock:

        (a) Amount Beneficially Owned: 1,184,109

        (b) Percent of Class: 10.52%

        (c) Number of shares as to which the joint filers have:

            (i)   sole power to vote or to direct the vote: 0

            (ii)  shared power to vote or to direct the vote: 1,184,109

            (iii) sole power to dispose or to direct the disposition of: 0

            (iv)  shared  power to  dispose of or to direct the  disposition of:
                  1,184,109

            The amount of shares beneficially owned includes Common Stock (603,591 shares); Series A Preferred Stock (convertible into 387,012 shares of Common Stock); and Warrants (convertible into 193,506 shares of Common Stock).

                                                              Page 7 of 12 pages

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person. N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. N/A

Item 8. Identification and Classification of Members of the Group. See Exhibit A

Item 9. Notice of Dissolution of Group. N/A

Item 10. Certification:

        (a) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held I the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                           SIGNATURE
Date:  March 15, 1999.
                                           STROME SUSSKIND INVESTMENT
                                               MANAGEMENT, L.P.
                                           By SSCO, Inc., its General Partner

                                           /s/ Jeffrey S. Lambert
                                           ------------------------------------
                                           Jeffrey S. Lambert for SSCO, Inc.
                                           By Power of Attorney

                                                              Page 8 of 12 pages

                                           SSCO, INC.

                                           /s/ Jeffrey S. Lambert
                                           ------------------------------------
                                           Jeffrey S. Lambert for SSCO, Inc.
                                           By Power of Attorney


                                           /s/ Jeffrey S. Lambert
                                           ------------------------------------
                                           Jeffrey S. Lambert for Mark E. Strome
                                           By Power of Attorney

                                                              Page 9 of 12 pages

EXHIBIT A

            Identification and Classification of Members of the Group

Pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, the members of the group making this joint filing are identified and classified as follows:

                  Name                               Classification
                  ----                               --------------

Strome Susskind Investment  Management,  Investment Adviser registered under the
L.P. (the "Adviser")                     Investment  Advisers  Act of 1940

SSCO, Inc. ("General Partner")           A  control  person  due to its  role as
                                         General Partner of the Adviser.

Mark E. Strome                           A control person of the Adviser and the
                                         settlor  and  trustee of the trust that
                                         is   Controlling   Shareholder  of  the
                                         General Partner.

                                                             Page 10 of 12 pages

EXHIBIT B

                 Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-1(b)(ii)(J) and Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer." The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.


Dated:  March 15, 1999

                                           STROME SUSSKIND INVESTMENT
                                               MANAGEMENT, L.P.
                                           By SSCO, Inc., its General partner

                                           /s/ Jeffrey S. Lambert
                                           ------------------------------------
                                           Jeffrey S. Lambert for SSCO, Inc.
                                           By Power of Attorney


                                           SSCO, INC.

                                           /s/ Jeffrey S. Lambert
                                           ------------------------------------
                                           Jeffrey S. Lambert for SSCO, Inc.
                                           By Power of Attorney


                                           /s/ Jeffrey S. Lambert
                                           ------------------------------------
                                           Jeffrey S. Lambert for Mark E. Strome
                                           By Power of Attorney

                                                             Page 11 of 12 pages

EXHIBIT C

                       Disclaimer of Beneficial Ownership

Savoir Technology Group, Inc.
Common Stock
1,184,109 Shares*

SSCO, Inc. and Mark E. Strome disclaim beneficial ownership as to all shares beneficially owned for Section 13(g) filing purposes by Strome Susskind Investment Management, L.P., as investment adviser.


*The shares reported and disclaimed herein include Common Stock (603,591 shares); Series A Preferred Stock (convertible into 387,012 shares of Common Stock); and Warrants (convertible into 193,506 shares of Common Stock).

                                                             Page 12 of 12 pages

EXHIBIT D

                          Power of Attorney Forms for
                      Schedules 13D and 13G and Forms 13F

I, Mark E. Strome in my individual capacity and as a principal of Strome Susskind Investment Management, L.P. and SSCO, Inc., hereby appoint Jeffrey S. Lambert as attorney-in-fact and agent, in all capacities, to execute, on my behalf and on behalf of Strome Susskind Investment Management, L.P. and to file with the appropriate issuers, exchanges and regulatory authorities, any and all Schedules 13D, 13G and Forms 13F and documents relating thereto required to be filed under the Securities and Exchange Act of 1934, including exhibits, attachments and amendments thereto and request for confidential information contained therein. I hereby grant to said attorney-in-fact full authority to do every act necessary to be done in order to effectuate the same as fully, to all intents and purposes, as I could if personally present, thereby ratifying all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

I hereby execute this Power of Attorney as of this 15th day of March, 1999.


                                                /s/  Mark E. Strome
                                                --------------------------------
                                                Mark E. Strome